Bogota, March 26, 2014

AVIANCA HOLDINGS REPORTS TRAFFIC

STATISTICS FOR ITS AIRLINES

•	Avianca Holdings S.A. recorded through its operating subsidiaries a 6.0% increase in capacity, compared to February 2013.

•	The number of passengers carried by affiliated airlines between January and February reached over 4.0 million travelers.

From January to February 2014, the affiliated companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) carried 4,076,087 passengers, a 2.4% increase over the same period in 2013. Capacity, measured in ASKs (available seat kilometers), increased 5.2% while passenger traffic, measured in RPKs (passenger revenue per kilometer flown), increased 1.6%, and the load factor increased to 79.4%.

In February, the subsidiary companies of Avianca Holdings transported 1,909,016 passengers, up 2.3% compared to February 2013. Capacity (ASKs) increased 6.0% while passenger traffic (RPKs) increased 1.5%. The load factor for the month was 77.3%.

Domestic markets in Colombia, Peru and Ecuador

From January to February 2014, the number of passengers carried by the subsidiary airlines of Avianca Holdings within the domestic markets of Colombia, Peru and Ecuador was 2,370,042, up 4.0% compared to the same period in 2013. Capacity (ASKs) in these markets increased 7.3%, while passenger traffic (RPKs) increased 4.5%, and the load factor was 77.4%.

In February, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,132,406 travelers, up 4.0% compared to February 2013. Capacity (ASKs) increased 5.6%, while passenger traffic (RPKs) increased 3.9%, and the load factor was 77.6%.

International markets

From January through February 2014, the number of passengers carried on international routes was 1,706,045, up 0.1% compared to the same period in 2013. Capacity (ASKs) grew 4.7% while passenger traffic (RPKs) increased 0.9%, and the load factor increased to 79.9%.

In February, the affiliated airlines of Avianca Holdings transported 776,610 passengers on international routes. Capacity (ASKs) increased 6.1% while passenger traffic (RPKs) grew about 0.9%, and the load factor was 77.3%.

ASKs: Available Seat Kilometers

RPKs: Revenue Passenger Kilometers

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

*About Avianca Holdings S.A. Avianca Holdings S.A. (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo SA incorporated in Colombia, Aerolineas Galapagos SA Aerogal incorporated in Ecuador, and the TACA Group companies: TACA International Airlines SA, incorporated in El Salvador, Lineas Aereas Costarricenses SA, LACSA, incorporated in Costa Rica, Transamérican Airlines SA TACA Perú incorporated in Perú, Servicios Aéreos Nacionales SA, SANSA incorporated in Costa Rica, Aerotaxis La Costeña SA, incorporated in Nicaragua and Isleña de Inversiones CA de CV ISLEÑA incorporated in Honduras.

Press Contact Information:
Communications and Corporate Affairs
Gilma Úsuga Director of Communications Colombia | Europe Phone: (57+1) - 587 77 00 ext. 1711 gilma.usuga@avianca.com; janeth,benitez@avianca.com	Claudia Arenas International Director of Communications Phone: (50+2) 2279-5700 (502) 2279-5600 claudia.arenas@avianca.com